February 23, 2009
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc. Form 10-K for the Year Ended August 31, 2008
     1. File No. 001-13146
Dear Mr. Humphrey:
The following is in response to the comment set forth in your letter of February 9, 2009. For ease of review, the response bears the same numbering arrangement used in your letter.
form 10-Q for the quarterly period ended november 30, 2008
Note 7 — Goodwill, page 10
1.	In future filings we will either remove the reference to a third party valuation provider or identify the party by name and include a properly signed and dated consent. This disclosure will be revised in both the Goodwill Footnote and the Critical Accounting Policies section of our MD&A.
As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Items discussed above that pertain to disclosure in Form 10-Q will be included in Form 10-Q for the quarter ended February 28, 2009 and those that pertain to disclosure in Form 10-K will be included in Form 10-K for the year ended August 31, 2009.

Mr. David R. Humphrey
Securities and Exchange Commission
February 23, 2009

If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3828
Sincerely,
/s/ Mark J. Rittenbaum
Mark J. Rittenbaum
Executive Vice President and
Chief Financial Officer

cc:	Sherrill Corbett, Tonkon Torp LLP Kenneth D. Stephens, Tonkon Torp LLP David A. Gorretta, Deloitte & Touche LLP